Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Anadarko Petroleum Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Anadarko Petroleum Corporation relating to the Amended and Restated 1999 Stock Incentive Plan of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Anadarko Petroleum as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appears in the December 31, 2004 annual report on Form 10-K of Anadarko Petroleum Corporation.

Houston, Texas
July 8, 2005